Exhibit 99.1

GTG Secures Short Term Loan Facility with Radium Capital

Melbourne, Australia, 26 March 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness, and serious disease, is pleased to announce that the Company has secured a short-term loan facility with Radium Capital.

GTG received $600k on 25 March 2024. The amount represents 80% of the estimated R & D Tax Incentive refund for the six months to 31 December 2023. The loan is secured against the R & D Tax Incentive refund for the 2024 financial year. The loan will attract an interest charge of 1.33% per month and provides GTG with additional working capital.

Approved for release by the Board of Directors.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com